NOL

09046675

17 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the Utilisation of Proceeds from the Renounceable Underwritten Rights Issue. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

dlw 8/4

APL APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	17-Jul-2009 17:28:10
Announcement No.	00070

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE
Description	Please refer to the Company's announcement (attached) on the above subject.
Attachments	Utilisation_of_proceeds_17Jul09.pdf Total size = **35K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

UTILISATION OF PROCEEDS FROM THE RENOUNCEABLE UNDERWRITTEN RIGHTS ISSUE

---

*Capitalised terms used herein shall have the definitions ascribed to them in the offer information statement dated 19 June 2009 lodged by Neptune Orient Lines Limited with the Monetary Authority of Singapore ("**Offer Information Statement**"). The full details of the Rights Issue are set out in the Offer Information Statement.*

The Board of Directors of Neptune Orient Lines Limited ("**Company**") wishes to announce that approximately US$480 million of the net proceeds of approximately US$960 million (approximately S$1.401 billion, based on an exchange rate of 1.45862) from the Rights Issue will be utilised for the repayment of the revolving credit facilities of the Group as they become due between 17 July 2009 and 20 July 2009. The utilisation is in accordance with the intended use of proceeds of the Rights Issue stated in the Offer Information Statement.

The Company will continue to make periodic announcements on the utilisation of the proceeds from the Rights Issue as and when such proceeds are materially disbursed.

BY ORDER OF THE BOARD
NEPTUNE ORIENT LINES LIMITED

Wong Kim Wah (Ms)
Company Secretary
17 July 2009

NOL

RECEIVED
2009 AUG -4 A 7:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 July 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 6, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P6, 2009) - 20Jul09.DOC

SEC Exemption
No. 82-2605

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	20-Jul-2009 17:23:13
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 6, 2009
Description	Attached is the operating performance for the 4 weeks (Period 6) from 30 May 2009 to 26 June 2009.
Attachments	NOL_Operating_Performance_for_P6_2009.pdf Total size = **33K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

20 July 2009

NOL's container shipping operating performance for the 4 weeks (Period 6) from 30 May 2009 to 26 June 2009 are as follows:

	Period 6, 2009	Period 6 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Vclume (FEU)	172,200	201,000	(14)		970,600	1,268,600	(24)
b) Average Revenue Per FEU (US$/FEU)	2,190	3,080	(29)		2,375	2,972	(20)

For the four weeks of P6 2009, container shipping volumes declined 14% while average revenue per FEU (Forty-foot Equivalent Unit) declined 29% over the same period last year. The decrease in volume was due to the decline in demand on nearly all major trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P6 YTD, 2009 container shipping volumes declined 24% while average revenue per FEU declined 20% over P6 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 6, 2009)



APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05 P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09 P3 09 P4 09 P5 09 P6 09
Period
Period 6, 2009
Y-o-Y : -29%